Filed pursuant to Rule 424(b)(3)
Registration No. 333-209714

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 25, 2016
as previously supplemented by prospectus
supplement dated March 2, 2016)

AVISTA CORPORATION
Common Stock

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This prospectus supplement relates to our offering from time to time through the sales agents named below of up to 3,795,199 shares of our common stock, of which 1,645,000 shares have been previously issued and sold.
We may offer and sell shares of our common stock through one or more of the sales agents over a period of time and from time to time in transactions at the market prices prevailing at the time of sale, pursuant to the applicable sales agency agreement. We will pay each of the sales agents a commission not to exceed 2% of the gross sales price per share of all shares sold through it as agent under the applicable sales agency agreement, except as otherwise provided in the sales agency agreement. None of the sales agents is required to sell any specific number or dollar amount of shares of our common stock but each has agreed to use its reasonable efforts, as our sales agent and on the terms and subject to the conditions of the applicable sales agency agreement, to sell the shares offered on terms agreed upon by such sales agent and us. The shares of common stock will be offered and sold through only one sales agent on any given day. See “Plan of Distribution” in the prospectus supplement dated March 2, 2016 for further information.
Our common stock is listed on the New York Stock Exchange under the symbol “AVA”. On July 18, 2017, the last trading day prior to the public announcement of the Merger Agreement (as defined herein), the reported last sale price of our common stock was $42.74 per share, as reported in the consolidated trading reporting system. On July 20, 2017, the trading day following such announcement, the reported last sale price of our common stock, as so reported, was $52.28. On October 31, 2017 the reported last sale price of our common stock, as so reported, was $52.24.
Reference is made to the information under “Recent Development” and “Additional Risk Factors” commencing on page A-3 of this prospectus supplement. Additional information about Avista and this offering is contained in the prospectus supplement dated March 2, 2016 and the accompanying prospectus.
See "Additional Risk Factors" commencing on page A-4 of this prospectus supplement and "Risk Factors" beginning on page S-3 of the prospectus supplement dated March 2, 2016 for reference to certain factors you should consider before buying our common stock.
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Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus, as previously supplemented. Any representation to the contrary is a criminal offense.

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BNY Mellon Capital Markets, LLC
BofA Merrill Lynch
Credit Suisse
J.P. Morgan

The date of this prospectus supplement is November 1, 2017

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TABLE OF CONTENTS

Prospectus Supplement
Recent Development	A-3
Additional Risk Factors	A-4

Prospectus Supplement dated March 2, 2016

Risk Factors	S-3
Safe Harbor For Forward-Looking Statements	S-4
The Company	S-5
Plan of Distribution	S-5
General	S-5
Conflict of Interest	S-6
Legal Matters	S-7

Prospectus

About this Prospectus	2
Risk Factors	3
Avista Corporation	3
Use of Proceeds	4
Description of the Bonds	4
Description of the Notes	12
Description of Preferred Stock	21
Description of Common Stock	23
Where You Can Find More Information	26
Legal Matters	27
Experts	27

We have not authorized anyone to give you any information other than this prospectus supplement and the accompanying prospectus, as previously supplemented. You should assume that the information contained or incorporated in this prospectus supplement, the prospectus supplement dated March 2, 2016 and the accompanying prospectus is accurate only as of the respective dates of these documents. We are not offering to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction in which offers are not permitted.

RECENT DEVELOPMENT
On July 19, 2017, Avista entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hydro One Limited, a corporation of the Province of Ontario, Canada (“Hydro One”), Olympus Holding Corp., a Delaware corporation and an indirect, wholly owned subsidiary of Hydro One (“US Parent”), and Olympus Corp., a Washington corporation and an indirect, wholly owned subsidiary of Hydro One (“Merger Sub”), providing for the acquisition of Avista by Hydro One at a price of $53.00 per share in cash (the “Merger Consideration”), subject to the satisfaction or waiver (if permissible under applicable law) of specified conditions in accordance with the Merger Agreement. Subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Avista (the “Merger”), with Avista surviving the Merger as an indirect, wholly owned subsidiary of Hydro One.
At the effective time of the Merger, each share of Avista common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive the Merger Consideration, without interest, other than (1) shares owned by Hydro One, US Parent, Merger Sub or any of their respective subsidiaries and (2) shares held by a shareholder who did not vote in favor of the Merger and who is entitled to demand and properly demands payment of fair value of such shares pursuant to, and complies in all respects with, the applicable provisions of the Washington Business Corporation Act. The Merger Consideration represents a 24% premium over the last sale price of Avista common stock on July 18, 2017, the last trading day prior to the public announcement of the Merger Agreement.
A special meeting of the holders of Avista common stock will be held on November 21, 2017 for the purpose of approving the Merger Agreement and the plan of merger set forth therein. Only shareholders of record as of the close of business on September 29, 2017 were entitled to notice of the special meeting and will be entitled to vote at the special meeting. Accordingly, purchasers of shares of common stock offered hereby, as such, will not be entitled to vote at the special meeting.
The consummation of the Merger is subject to the satisfaction or waiver (if permissible under applicable law) of specified closing conditions including, without limitation, approval by the holders, as of the September 29, 2017 record date, of a majority of the outstanding shares of our common stock and various federal and state regulatory approvals. In addition, the Merger Agreement may be terminated by Avista and Hydro One by mutual consent and by either Avista or Hydro One under specified circumstances.
Four putative class action lawsuits have been filed by purported Avista shareholders relating to the Merger, alleging, among other things, that the members of Avista’s Board of Directors breached fiduciary duties in relation to the Merger and that the preliminary proxy statement omitted material facts necessary to make the statement therein not misleading. Certain of these lawsuits are seeking to enjoin the Merger.
Reference is made to Avista’s definitive Proxy Statement, dated October 2, 2017, relating to the special meeting of shareholders for more information regarding the Merger Agreement, the Merger and other transactions contemplated by the Merger Agreement, as well as the conditions to closing, the termination rights of the parties to the Merger Agreement and the litigation relating to the Merger. See also Note 13 of the Notes to Condensed Consolidated Financial Statements in Avista’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 and our Current Report on Form 8-K dated July 19, 2017. Such Proxy Statement, Quarterly Report and Current Report are, together with the other documents, incorporated by reference in this prospectus supplement and the accompanying prospectus, as previously supplemented. See “Where You Can Find More Information” in the accompanying prospectus.

ADDITIONAL RISK FACTORS
General
Investing in common stock involves risk. You should review all the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, as previously supplemented, before deciding to invest. See “Where You Can Find More Information” in the accompanying prospectus. In particular, you should carefully consider the risks and uncertainties discussed in “Risk Factors”, “Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 10-K and quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) and incorporated herein by reference. In addition, you should carefully consider the additional risk factors set forth in the prospectus supplement dated March 2, 2016 and those set forth below relating to the proposed acquisition by Hydro One.
Risks Related To The Proposed Acquisition By Hydro One
The Conditions to the Merger May Not Be Satisfied
The proposed acquisition by Hydro One requires approval by the holders of a majority of our outstanding shares of common stock and the receipt of regulatory approvals, including from the:

•	Federal Energy Regulatory Commission,

•	Committee on Foreign Investment in the United States,

•	Federal Communications Commission,

•	Washington Utilities and Transportation Commission,

•	Idaho Public Utilities Commission,

•	Public Utility Commission of Oregon,

•	Public Service Commission of Montana, and

•	Regulatory Commission of Alaska.
Such approvals may not be obtained or the regulatory bodies may seek to impose conditions on the completion of the transaction, which could cause the conditions specified in the Merger Agreement to not be satisfied or which could delay or increase the cost of the transaction. In addition, the failure to satisfy other closing conditions could result in a termination of the Merger Agreement by Hydro One and/or Avista.
Termination Fee
Upon termination of the Merger Agreement under certain specified circumstances, Avista would be required to pay Hydro One a termination fee of $103.0 million. We would also be required to pay Hydro One the termination fee in the event that we signed or consummated any specified alternative transaction within twelve months following the termination of the Merger Agreement under certain circumstances. Any fees due as a result of termination could have a material adverse effect on our results of operations, financial condition, and cash flows.
Market Value of Avista Common Stock; Access to Capital; Other
There can be no assurance that the Merger will be consummated. Failure to consummate the Merger could (1) affect the value of Avista common stock, including by reducing it to a level at or below the trading range preceding the announcement of the Merger Agreement and (2) negatively affect our access to and cost of both equity and debt financing.
Additionally, if the Merger is not consummated, we would have incurred significant costs and diverted the time and attention of management. A failure to consummate the Merger might also result in negative publicity, litigation against us or our directors and officers, and a negative impression of Avista in the financial markets. The occurrence of any of these events individually or in combination could have a material adverse effect on our financial condition, results of operations, cash flows and stock price.

Legal Proceedings Related to the Pending Acquisition by Hydro One
In connection with the proposed acquisition, as of the date of this prospectus supplement, three lawsuits have been filed in the United States District Court for the Eastern District of Washington, and one lawsuit has been filed in the Superior Court for the State of Washington in and for Spokane County. These lawsuits were filed against members of the Company’s Board of Directors and various other parties. See Note 11 of Notes to Condensed Consolidated Financial Statements in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 that is incorporated by reference into this prospectus supplement.
The complaints generally allege, among other things, that the members of the Board breached their fiduciary duties by, among other things, conducting an allegedly inadequate sale process and agreeing to the Merger at a price that allegedly undervalues Avista Corporation. The complaints also allege misstatements and omissions of material facts in the Company’s proxy soliciting materials relating to the special meeting of shareholders to be held November 21, 2017 to approve the Merger. The complaints seek various remedies, including an injunction against the Merger and monetary damages, including attorneys’ fees and expenses.
The outcome of these lawsuits could, among other things, result in the termination of the Merger Agreement and/or a material adverse effect on our financial condition, results of operations, cash flows and stock price.

Avista Corporation
Common Stock

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PROSPECTUS SUPPLEMENT
November 1, 2017

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BNY Mellon Capital Markets, LLC
BofA Merrill Lynch
Credit Suisse
J.P. Morgan